January 16, 2008

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES COMPLETION OF SALE TO TAQA

CALGARY – PrimeWest Energy Trust (“PrimeWest”) (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C; NYSE: PWI) announces the successful completion of a plan of arrangement (the “Arrangement”) resulting in the sale of PrimeWest to TAQA North Ltd. and 1350849 Alberta Ltd. (the "Purchaser") both wholly owned subsidiaries of the Abu Dhabi National Energy Company PJSC ("TAQA").

The Arrangement provides for the acquisition by the Purchaser of all of the issued and outstanding trust units of PrimeWest (the “Units”) and all of the issued and outstanding exchangeable shares (the “Exchangeable Shares”) of PrimeWest Energy Inc. for a cash consideration of C$26.75 per Unit, all pursuant to the Arrangement under the Business Corporations Act (Alberta).  The cash consideration payable for the Exchangeable Shares will be calculated on the basis of the current exchange ratio of 0.73093 per Unit.

"PrimeWest has, since its inception in 1996, built a high quality asset base with a large portfolio of development opportunities, and we wish to express our appreciation to the investors, management and employees, suppliers and the Board of Directors for their commitment to this achievement.  We are pleased to announce today the close of the sale of PrimeWest to TAQA, opening a new chapter for the organization as it merges with TAQA North. TAQA's investment will result in ongoing development and growth of the asset base" stated Don Garner, President and CEO of PrimeWest.

Beneficial holders of the Units and Exchangeable Shares who hold these securities through a broker or bank will receive cash in their accounts for their securities three to five days following the close.  Registered holders of the securities (those that hold certificates) should submit their certificate(s) along with a Letter of Transmittal to Computershare Trust Company of Canada, Suite 710, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8 or in the alternative, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 in order to receive the cash consideration.

As a result of the acquisition all traded securities of PrimeWest will be delisted from the TSX and the NYSE within a few days of close. No further distributions will be paid to Unitholders.

The Canadian federal income tax consequences of the transaction will generally result in a Unitholder or exchangeable shareholder who is resident in Canada realizing a capital gain (or a capital loss) equal to the amount by which the cash received under the Arrangement exceeds (or is less than) the individual unitholder or exchangeable shareholder's adjusted cost base (ACB) of the Units or Exchangeable Shares, respectively.

The Arrangement will be a taxable transaction for United States federal income tax purposes.  As a result, a U.S. holder of Units will generally recognize a gain or loss in an amount equal to the difference between the holder's adjusted tax basis on the Units and the sum of the cash received under the Arrangement.  This gain or loss will generally be treated as a capital gain or loss if the U.S. holder held the Units as capital assets. The capital gain or loss will be considered long-term if the Units were held for more than one year.

Information for PrimeWest Convertible Debenture Holders

Holders of any of the Series I, Series II, or Series III Convertible Debentures of the Trust (collectively, the "Debentures") who elected to conditionally convert their Debentures into Trust Units will receive the cash consideration for the equivalent Trust Units three to five days following the effective date of the Arrangement. The conversion of any Debentures submitted conditional on the completion of the Arrangement was deemed to have occurred immediately prior to the effective time on the completion date of the Arrangement. The completed conditional conversion notices must have been received no later than 5:00 PM (MST time) on Friday, January 11, 2008 in order for this conversion process to take place.

As a result of the completion of the Arrangement, the Debentures are no longer convertible to acquire Units.  Instead, the Series I and Series II Debentures may be converted for a cash payment equal to C$1,009.43 for each $1,000 of principal amount of debentures converted, plus accrued and unpaid interest up to, but excluding, the date of conversion.   The Series III Debentures may be converted for a cash payment equal to C$1,019.05 for each $1,000 of principal amount of debentures converted, plus accrued and unpaid interest up to, but excluding, the date of conversion.

PrimeWest has provided notice to Computershare Trust Company of Canada, the trustee of the Debentures, that it intends to redeem all of the issued and outstanding Series I and Series II Debentures in accordance with the terms of the indenture governing the Debentures (the "Indenture").  Upon redemption, the holders of Series I and Series II Debentures will receive a payment equal to C$1,050 per each $1,000 in principal of debentures redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption. PrimeWest anticipates that the date of redemption of the Series I and Series II Debentures will be on or about February 20, 2008.

In accordance with the terms of the Indenture, PrimeWest will make an offer to purchase all existing outstanding Series III Debentures for cash consideration equal to 101% of the face value thereof, plus accrued and unpaid interest, within 30 days following the effective date of the Arrangement.

About Abu Dhabi National Energy Company PJSC  (TAQA)

Abu Dhabi National Energy Company PJSC (TAQA) www.taqa.ae is a global energy company with operations in power generation, desalination, upstream oil/gas, pipelines and gas storage.

TAQA was founded in Abu Dhabi in 2005 and is listed on the Abu Dhabi Stock Exchange. TAQA has in excess of AED 56 billion in assets and  2006 annual turnover of more than AED 3.3 billion.  TAQA operates from its offices in Abu Dhabi; Ann Arbor, Michigan; Aberdeen ; Amsterdam; Calgary and The Hague with alliance partners across the Gulf, Middle East, North Africa, Europe, India, Canada, and the United States.

TAQA North Ltd. (a wholly owned subsidiary of TAQA) is a Calgary-based oil and gas exploration company with operations in Alberta, British Columbia, Saskatchewan and the Northwest Territories.  The company will now have proven plus probable reserves in excess of 480 MMBOE and current production of approximately 105,000 BOE per day, making it one of the top 12 oil and gas producers in Canada. TAQA North’s 2008 development program consists of a capital expenditure commitment of C$500 million with a reserve replacement objective of over 140%.

TAQA carries Aa2 and AA- credit ratings from Moody’s and S&P, respectively.

For further information regarding the Arrangement, please visit the website at www.primewestenergy.com.

For PrimeWest investor relations inquiries, please contact:

George Kesteven

Manager, Investor Relations, PrimeWest Energy Trust

403-699-7367

Debbie Carver,

Investor Relations Advisor, PrimeWest Energy Trust

403-699-7464

Toll-free:  1-877-968-7878

E-mail:  investor@primewestenergy.com

PrimeWest Energy Trust, Suite 5100, 150 – 6th Avenue S.W., Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825